"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

03007106

SUPPL

03 MAR -4 AM 7:21

P.O.Box 423 Skøyen, N-0213 Oslo, N
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corp. Communications, Tel: +47 22544431
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: February 17, 2003

ORK – REORGANISATION AT ORKLA FOODS

In order to sharpen its strategic focus and lay the foundation for further growth, as from 3 March 2003 Orkla Foods will be divided into three business areas; the Nordic, International and Ingredients divisions.

Dag J. Opedal will take over as Managing Director of Orkla Foods as from 3 March 2003. He will continue to serve on Orkla's Group Executive Board with corporate responsibility for Orkla Foods, Orkla Brands and Bakers.

From the same date, Håkon Chr. Andersen will take up the post of Managing Director of Orkla Foods International, which is to be expanded by taking over responsibility for developing business opportunities for Orkla Brands outside the Nordic region.

President and Group CEO Finn Jebsen will be the new Chairman of the Board of Orkla Foods.

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